Volaris and Viva announce the formation of
a new Mexican airline group to accelerate the growth
of air travel and connectivity in Mexico

Mexico City, Mexico, December 18, 2025 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”) and Grupo Viva Aerobus, S.A. de C.V. ("Viva") today announced that they have entered into an agreement to create a new Mexican airline group (“the airline group”) under a holding company structure, with the objective of expanding low fare travel and the connectivity within Mexico and abroad.

The two carriers will retain their current operations under their independent operating certificates and unique brands, preserving existing options for passengers while broadening access to point-to-point travel solutions.

The transaction is expected to deliver significant benefits to both Volaris’ and Viva’s employees, passengers, communities, suppliers, and shareholders. Simultaneously, the new group will support investments, jobs, air connectivity, tourism, and economic development across Mexico.

With enhanced economies of scale through this new airline group, Volaris and Viva will benefit from lowered fleet ownership costs, improved access to capital, and a strengthened financial position. This will enable both carriers to expand their offering of low-cost, high-value service that makes air travel more accessible to a broader set of customers, with the goal of improving market reach and encouraging demand.

Specific terms of the transaction can be found in our dedicated transaction microsite.

Meaningful expected benefits of uniting Volaris and Viva under one airline group are highlighted below:

•	Drives lower aircraft ownership costs through a strengthened financial profile. The new airline group expects to have optimized unit costs, low leverage and better access to lower-cost capital.
•	Provides better opportunities for growth. With lower fleet costs, both Viva and Volaris will continue to pursue sustainable growth driven by customer demand.
•	Creates significant shareholder value. Volaris and Viva operate with a high degree of compatibility across fleet, airport infrastructure, technology, reservation systems, suppliers, and technical capabilities, driving substantial potential for synergies.

Volaris and Viva have entered into an agreement to create a new Mexican airline group. Under the terms of the agreement, Viva and Volaris shareholders will combine their holding companies through a merger of equals. Upon closing, Viva shareholders will receive newly issued shares of the Volaris Holding Company, and Volaris shareholders will continue to hold their shares, with each shareholder group owning 50% of the Mexican airline group on a fully diluted basis.

The Boards of Directors of both Volaris and Viva unanimously approved the transaction, which is subject to regulatory approvals, customary closing conditions, and approval by Volaris’ and Viva’s shareholders. The transaction is expected to close in 2026. The shares of the holding company will remain listed publicly on the Bolsa Mexicana de Valores (BMV) and the New York Stock Exchange (NYSE).

Management will be hosting a conference call on Friday, December 19, 2025, 9:00 a.m. Mexico City Time (10:00 a.m. Eastern Time) to discuss the transaction and its benefits in more detail. An investor presentation is currently available on our microsite.

Conference Call Details

Date:	Friday, December 19, 2025
Time:	9:00 a.m. Mexico City / 10:00 a.m. New York (USA) (ET)
Webcast link:	Volaris Webcast (View the live webcast)
Dial-in & Live Q&A link:

Volaris Dial-in and Live Q&A

1.      Click on the call link and complete the online registration form.

2.      Upon registering you will receive the dial-in info and a unique PIN to join the call, as well as an email confirmation with the details.

3.      Select a method for joining the call:

i.      Dial-In: A dial-in number and unique PIN are displayed to connect directly from your phone.

ii.      Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system.

Additional Information About the Transaction and Where to Find It

The Transaction is expected to be submitted to shareholders of Volaris and Viva for their consideration. Only shareholders of Volaris’ and Viva’s outstanding common shares registered as of the applicable record date are entitled to vote on the Transaction. Voting will be conducted in Mexico in accordance with Mexican law and each of the companies’ bylaws. Holders of American Depositary Shares (ADSs), Certificados de Participación Ordinarios (CPOs), or other instruments representing common shares are not shareholders of record, do not have voting rights and are not entitled to vote on the Transaction. In connection with the proposed Transaction, Volaris and Viva may prepare, make available and disclose, to shareholders and investors certain materials, including, as applicable, shareholder meeting documentation, proxy or information statements, prospectuses, offering materials, and other communications, which will be distributed in accordance with applicable law. If and when such materials are filed with or furnished to the SEC, the CNBV, the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV) or the Bolsa Institucional de Valores, S.A. de C.V. (BIVA), they will be made available free of charge on Volaris’ investor relations website and Viva’s investor relations website, for SEC filings, at www.sec.gov, for CNBV filings, at www.gob.mx/cnbv, for BMV filings at www.bmv.com.mx, and for BIVA filings at www.biva.mx. Shareholders of Volaris and Viva are urged to read any such materials carefully if and when they become available before making any voting or investment decision. The proposed Transaction remains subject to customary closing conditions, including receipt of applicable regulatory approvals and shareholder approvals, as described in related announcement materials.

This email is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor a solicitation of any vote, approval, or proxy in any jurisdiction.

The information contained herein has not been reviewed or authorized by the CNBV, the BMV or BIVA.